Exhibit 3.1

SECOND AMENDMENT TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

SEMPER PARATUS ACQUISITION CORPORATION

ADOPTED BY SPECIAL RESOLUTION ON DECEMBER 14, 2023

SEMPER PARATUS ACQUISITION CORPORATION, a company limited by shares organized under the Companies Act (as amended) of the Cayman Islands (the “Company”), does hereby certify as follows:

1.	The name of the Company is Semper Paratus Acquisition Corporation. The Company’s original memorandum and articles of association were filed with the General Registry of the Cayman Islands on 21 April 2021, as amended by the Amended and Restated Articles of Association on 3 November 2021 by Special Resolution (as defined below), and further amended by the first amendment to the amended and restated articles of association on 3 February 2023, by Special Resolution (the “Charter”).

2.	This second amendment further amends the Charter (the “Second Amendment”).

3.	This Second Amendment was duly adopted by special resolution of the shareholders of the Company (the “Special Resolution”), being the affirmative vote of holders of at least two-thirds of the ordinary shares of the Company present and entitled to vote at a general meeting of the Company’s shareholders, held on December 14, at which a quorum of the Company’s shareholders was present.

4.	The text of Article 49.7 of the Charter is hereby amended and restated to read in its entirety as follows:

“49.7 If the Company does not consummate a Business Combination within 36 months after the closing of the IPO, the Company may seek an Ordinary Resolution of the Public Shareholders for any extension beyond 36 months at a meeting called for such purpose. Public Shareholders will be offered the opportunity to vote on and/or redeem their Shares in connection with the approval of such extension beyond such 36-month period. Alternatively, or in the event that there is an unsuccessful effort to obtain Public Shareholder approval for the proposed extension(s), the Company may, but is not obligated to, extend the period in which the Company must complete the Business Combination up to nine (9) more times, in a series of one (1) three-month extension (the “First Extension”) and six (6) one-month extensions (the “Second Extension” and together with the First Extension the “Extensions”), provided that the Company or SSVK Associates, LLC, the Company’s sponsor (or any of either of their affiliates or designees) will deposit, on or prior to:

(i)	the deadline for the Company to consummate a Business Combination prior to such Extensions, or the next business day if such deadline is not a business day; and

(ii)	the last day of the immediately preceding extension for each such extension, or the next business day if such last day is not a business day,

(each a “Deadline Date”), into the Trust Account the lesser of:

(x)	$67,500 or (y) 4.5 cents for the First Extension; and

(x)	$22,500 or (y) 1.5 cents for the Second Extension, per share for each Public Share outstanding as of the applicable Deadline Date for each extension (after giving effect to redemptions properly requested prior to such date with respect to the first such extension), in exchange for non-interest bearing, unsecured promissory notes payable upon consummation of a Business Combination, which notes may be convertible at the option of the holder at any time after the consummation of the Business Combination into warrants that are identical to the placement warrants (as defined in the registration statement) at a conversion price of $1.00 per warrant; and further provided in each case that the procedures relating to any such extension, as set forth in the agreement relating to the Trust Account, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the redemption of the Public Shares in accordance with Article 49.5. Public Shareholders will not be offered the opportunity to vote on and/or redeem their Shares in connection with such extension. If the Company is unable to complete the Business Combination within such 36-month period (or as extended by the Shareholders in accordance with these Articles, as described in more detail in the registration statement), the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Shareholders and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

5.	The text of Section (a) of Article 49.8 of the Charter is hereby amended and restated to read in its entirety as follows:

(a)	“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 36 months from the consummation of the IPO or such later time as the Members may approve in accordance with the Articles; or”

IN WITNESS WHEREOF, Semper Paratus Acquisition Corporation has caused this Second Amendment to the Amended and Restated Memorandum and Articles of Association of Semper Paratus Acquisition Corporation to be duly executed in its name and on its behalf by an authorized officer as of December 8, 2023.

SEMPER PARATUS ACQUISITION CORPORATION

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chairman and Chief Executive Officer